1-15004

02050063

P.E. 7/31/02

RECEIVED AUG 0 1 2002 SEC MAIL PROCESSING SECTION WASH, D.C. 151

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2002

KOWLOON-CANTON RAILWAY CORPORATION
(Translation of registrant's name into English)

KCRC House, 9 Lok King Street, Fo Tan, Sha Tin, New Territories, Hong Kong
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

[If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
82-________________.]

PROCESSED
AUG 0 8 2002
P THOMSON FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOWLOON-CANTON RAILWAY CORPORATION

Date 31 July 2002

By ______________________
Name: Jeffrey Cheung
Title: Deputy Director, Finance

CONFIDENTIAL

Kowloon-Canton Railway Corporation
Consolidated Profit and Loss Account (HK$ million)
for the half-year ended 30 June 2002 (Unaudited)

Year-ended 31 Dec 2001 (Audited)		Half-year ended 30 Jun 2002 (Unaudited)	Half-year ended 30 Jun 2001 (Unaudited)
3,963	Fare revenue	1,981	1,932
834	Freight, rental, advertising and other revenue	408	410
4,797	Total revenue	2,389	2,342
2,224	Less: Operating costs before depreciation	1,083	1,041
2,573	Operating profit before depreciation	1,306	1,301
661	Depreciation	350	329
1,912	Operating profit before net investment income	956	972
490	Net investment income	244	186
2,402	Profit after net investment income	1,200	1,158
24	Profit on property development	-	24
11	Share of profit of associate	8	7
2,437	Profit before taxation	1,208	1,189
1	Taxation	-	-
2,436	Profit after taxation	1,208	1,189
24	Transfer to development reserve	-	-
2,412	Retained profit for the period	1,208	1,189

Kowloon-Canton Railway Corporation
Consolidated Balance Sheet (HK$million)
as at 30 June 2002 (Unaudited)

As at 31 Dec 2001 (Audited)			As at 30 Jun 2002 (Unaudited)	As at 30 Jun 2001 (Unaudited)
	ASSETS			
13,745	Fixed Assets		14,238	12,947
25,530	Construction in progress	- West Rail, Phase I	28,796	21,035
1,396		- Others	1,222	1,520
4,106	Deferred expenditure	- East Rail Extensions	6,032	2,611
104		- Others	138	71
739	Property under development		956	330
23	Interest in associate		27	23
1,316	Loan to subsidiary		1,731	858
27,752	Investment in securities		26,570	29,555
186	Stores and spares		195	193
11	Properties held for resale		10	-
709	Interest receivables		626	778
428	Other receivables		408	823
-	Tax recoverable		-	20
6,473	Cash and cash equivalents		2,409	10,514
82,518			83,358	81,278
	LIABILITIES			
436	Interest payable		442	431
2,490	Other payables		2,068	2,023
2,694	Accrual for capital expenditure		2,244	3,486
16,831	Interest-bearing borrowings		17,393	16,555
-	Insurance provision		-	225
454	Deferred income		444	455
22,905			22,591	23,175
59,613	**NET ASSETS**		60,767	58,103
	CAPITAL AND RESERVES			
39,120	Share capital		39,120	39,120
6,441	Development reserve		6,441	6,417
176	Investment property revaluation reserve		176	242
133	Investment revaluation reserve		79	29
13,743	Retained profits		14,951	12,295
59,613			60,767	58,103

Kowloon-Canton Railway Corporation
Key Statistics
for the half-year ended 30 June 2002

Year-ended 31 Dec 2001		Half-year ended 30 Jun 2002	Half-year ended 30 Jun 2001
	East Rail		
292	Total number of passengers (million)	145	143
799	Daily average number of passengers (thousand)	804	788
8.7%	Proportion of total franchised public transport boarding in Hong Kong	8.6%	8.7%
	HK$ per passenger carried		
11.66	Fare revenue	11.67	11.62
4.48	Operating costs excluding depreciation	4.56	4.31
7.18	Operating results	7.11	7.31
	Light Rail		
117	Total number of passengers (million)	58	58
319	Daily average number of passengers (thousand)	318	318
3.5%	Proportion of total franchised public transport boarding in Hong Kong	3.4%	3.5%
	HK$ per passenger carried		
3.56	Fare revenue	3.54	3.59
3.94	Operating costs excluding depreciation	3.57	3.84
(0.38)	Operating results	(0.03)	(0.25)

Note:
The financial information set out above does not constitute the Corporation's statutory financial statements. The financial information for the six months ended 30 June 2002 and 2001 is unaudited, and that for the year ended 31 December 2001 is derived from the Corporation's statutory financial statements for that year, which contained an unqualified auditor's report.